AGREEMENT AMONG JOINT INSUREDS

This Agreement dated as of April 16, 2003, is hereby entered into by and between The Merger Fund VL (the “VL Fund”), and The Merger Fund (the “Merger Fund”) as may be amended from time to time.

W I T N E S S E T H:

WHEREAS, Westchester Capital Management, Inc., the VL Fund and The Merger Fund are registered investment companies required to be covered by a fidelity bond pursuant to Rule 17g-l of the Investment Company Act of 1940 (the “Act”); and

WHEREAS, Westchester Capital Management, Inc., the VL Fund and The Merger Fund are each named as a joint insured in a joint insured bond (the “Bond”); and

WHEREAS, Westchester Capital Management, Inc., the VL Fund and The Merger Fund are each required under Rule 17g-l(f) of the Act to enter into an agreement among joint insured with the covered entities of such Bond;

NOW THEREFORE, the covered parties, Westchester Capital Management, Inc., the VL Fund and The Merger Fund, hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by two or more of the named insureds, the VL Fund and The Merger Fund shall receive an amount at least equal to the amount which such Westchester Capital Management, Inc., VL Fund and The Merger Fund would have received had such party provided and maintained a single insured bond with the minimum coverage required under the Act.

IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.

THE MERGER FUND VL By: /s/ Roy Behren Name: Roy Behren Title: CCO	THE MERGER FUND By: /s/ Roy Behren Name: Roy Behren Title: CCO
Westchester Capital Management, Inc. By: /s/ Frederick W/ Green Name: Frederick W. Green Title: President